SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 November 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                               IHG GBP500m Special Dividend dated 16 November 2004

Exhibit 99.1

16 November 2004

InterContinental Hotels Group PLC ("InterContinental Hotels Group" or the " Company")

Special Dividend and Share Consolidation

The Board of InterContinental Hotels Group PLC (IHG) today announces it is publishing a circular setting out full details of the proposed special dividend and associated share consolidation and convening an extraordinary general meeting. This follows the Board's announcement, on 9 September 2004, of its intention to return £500 million to shareholders by way of a special dividend. The special dividend forms part of a total of £1 billion of funds that the Board has committed to be returned to its shareholders since the separation of Six Continents PLC into InterContinental Hotels Group PLC and Mitchells & Butlers plc in April 2003.

It is proposed that the payment of the special dividend of 72 pence per existing Ordinary Share be accompanied by a consolidation of the Company's ordinary share capital (to maintain comparability of the Company's share price before and after the payment of the special dividend and to maintain the position of participants under the Group's share schemes). The special dividend will be paid as a second interim dividend in respect of the financial year ending 31 December 2004 and is expected to be paid to Shareholders on Friday 17 December 2004.

The share consolidation will replace every 28 Existing Ordinary Shares with 25 New Ordinary Shares. Fractional entitlements arising from the share consolidation will be aggregated and sold in the market on behalf of the relevant shareholders. The proceeds of sale are expected to be sent to shareholders on Friday 17 December 2004. The value of any shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

The ratio used for the purposes of the share consolidation has been determined by reference to the closing mid-market price of 680 pence per Existing Ordinary Share on 12 November 2004 (being the last practicable day prior to the date of posting of this Document) when there were 699,176,104 Existing Ordinary Shares.

As at the close of business on 12 November 2004, the total amount of the special dividend was equivalent to just over 10.54 per cent. of the market capitalisation of the Company. The effect of the share consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, shareholders' percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

Expected timetable

Latest time and date for receipt of Forms of Proxy	10.30 a.m. on Wednesday 8 December
2004
Extraordinary General Meeting	10.30 a.m. on Friday 10 December
2004
Record Date for entitlement to the Special Dividend and for the	6.00 p.m. on Friday 10 December
Share Consolidation	2004
Shares marked ex-Special Dividend	Monday 13 December 2004
Commencement of dealings in New Ordinary Shares	8.00 a.m. on Monday 13 December
2004
CREST accounts credited with New Ordinary Shares	Monday 13 December 2004
Payment of the Special Dividend. Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares	Friday 17 December 2004

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange.

The circular will be posted to shareholders and submitted to the UK Listing Authority today. It will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000.

All definitions used in the circular to Shareholders dated 16 November 2004 have the same meaning when used in this announcement.

For further information, please contact

InterContinental Hotels Group
Media Enquiries                                                        Leslie McGibbon                                       +44 (0) 1753 410 425
Investor Relations                                                     Gavin Flynn                                                +44 (0) 1753 410 238

Cazenove                                                                 David Clasen                                              +44 (0) 20 7588 2828

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for InterContinental Hotels Group and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the customers of Cazenove & Co. Ltd, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 November 2004